Exhibit 99.3
Quarterly report for period ended
September 30, 2012

•	Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

•	Board of Directors' Report on the State of the Company's Affairs for the period ending September 30, 2012

•	Interim Financial Statements as at September 30, 2012

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Update to Chapter A
(Description of Company Operations)
of the Periodic Report for 2011

The information contained in these report constitutes a translation of the report published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Update to Chapter A (Description of Company Operations) 1
of the Periodic Report for 2011 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.1 – General

Beginning April 9, 2012, the Company holds all the shares of Walla!, further to completion of a full tender offer for the shares of Walla! held by the public (regarding this, see update to Section 1.1.2).

Following are details of the current holdings in the Company including fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers as at September 30, 2012 and November 6, 2012:

	Percentage of holdings
Shareholders	As at September 30, 2012	As at November 6, 2012	Fully diluted as at November 6, 20121
B Communications (through B Tikshoret)2	30.97%	30.97%	30.19%
The public	69.03%	69.03%	69.81%

Section 1.1.2 - Mergers and acquisitions

Concerning the full tender offer for Walla! shares - pursuant to publication of the full tender offer for the purchase of all the shares in Walla! held by shareholders from the public, on April 5, 2012 the tender offer was accepted by the majority stipulated in the Companies Law (of the number of shares offered for sale, 12,980,972 shares accounting for 28.45% of the share capital of Walla!, notice of acceptance was received for 11,371,893 shares, accounting for 24.92% of the share capital of Walla!), and accordingly all the shares of Walla! that were held by the public were acquired, so that subsequent to the acquisition and beginning April 15, 2012, Walla! was delisted from the Tel Aviv Stock Exchange and became a private company wholly owned by the Company. Regarding this, also see Note 4.1 to the Company's consolidated financial statements for the period ended September 30, 2012.

Section 1.4 - Distribution of dividends

Section 1.4.2 - Distribution of a dividend

On April 24, 2012, the General Meeting of the Company's shareholders (further to a recommendation of the Board of Directors from March 14, 2012), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 1,074 million, which on the determining date for the distribution (May 4, 2012) amounts to NIS 0.3951788 per share and 39.51788% of the Company's issued and paid-up share capital. The dividend was paid on May 21, 2012. Together with this distribution, the third portion of the special distribution, in the amount of NIS 500 million, was paid, which on the determining date for the distribution (May 4, 2012) amounts to NIS 0.1839752 per share and 18.39752% of the Company's issued and paid-up share capital (regarding this, also see the update to Section 1.4.3).

1
The update is in accordance with Article 39A of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2011 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
The calculation of full dilution assumes that all the allotted options will be exercised into shares. In view of the mechanism of net exercise of stock appreciation rights in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010) this assumption is only theoretical, since in practice, the recipients exercising the stock options, will not be allotted all the shares deriving from them, but only shares of an amount that reflects the financial benefit embedded in the stock options.

3
From the total holdings described above, 3,000,000 shares are held jointly by the Chairman of the Board of Directors, Mr. Shaul Elovitch, and his brother Mr. Josef Elovitch, the Company's controlling shareholders (in concatenation). 72,360 shares are held by Mrs. Iris Elovitch, wife of controlling shareholder Shaul Elovitch, and 11,566 shares are held by Mrs. Irena Elovitch, daughter-in-law of Shaul Elovitch. These holdings amount to a total of 0.11% of all holdings in the Company.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

On September 6, 2012, the General Meeting of the Company's shareholders (further to a recommendation of the Board of Directors from August 1, 2012), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 997 million, which on the determining date for the distribution (September 23, 2012) is NIS 0.3659618 per share and 36.59618% of the Company's issued and paid-up share capital. The dividend was paid on October 10, 2012. Together with this distribution, the fourth portion of the special distribution was paid in the amount of NIS 500 million, which on the determining date for the distribution (September 23, 2012) amounted to NIS 0.1835315 per share and 18.35315% of the Company's issued and paid-up share capital (regarding this, also see the update to Section 1.4.3).

The outstanding, distributable profits at the reporting date amount to NIS 342 million.4

Section 1.4.3 - Distribution that is not in compliance with the earnings test

On March 29, 2012 and on April 4, 2012, two objections were filed in the Economic Department of the Tel Aviv District Court to the continuation of payments in respect of the distribution which is not in compliance with the earnings test which was approved by the same court on March 31, 2011. The motions were filed by two holders of Debentures (Series 5) of the Company who had also filed a similar objection in 2011 and an application to be included therein as detailed in the Periodic Report for 2011. The Company submitted its response to the objections, rejecting the arguments detailed in the objections, and requesting the court to dismiss the objections in limine and in substance. On May 14, 2012, the court decided to dismiss the aforementioned objections, and as requested by the Company, on May 22, 2012, the court stated that as per its decision from May 14, 2012, there is no need for the Company to apply to the court before payment of each of the remaining portions of the special dividend, which the court approved on March 31, 2011. The Company therefore intends to continue to pay the distributions as it has in the past, while reviewing its compliance with the repayment ability test prior to the payments, and without this review necessitating any further application by the Company to the court. Regarding this, also see the Company's Immediate Report dated May 15, 2012, and supplementary immediate reports to this report dated May 21, 2012, May 22, 2012, and May 30, 2012, presented here by way of reference.

It should be noted that during August-September 2012, various motions were filed in the Tel Aviv District Court (Economic Department) by the same entities which had filed the above-mentioned objections, expressing a possible objection with regard to the distribution of the fourth portion of the Special Distribution. However, at a court hearing which took place on September 24, 2012, these entities announced that they are no longer insistent on conducting the proceeding, and the fourth portion was distributed on time, as detailed in the update to Section 1.4.2.

4	Subject to complying with the distribution tests.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 1.5 - Financial information concerning Bezeq Group's operations

Section 1.5.4 - Principal results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	1,149	1,161	1,199	1,114	1,186	1,170	1,178
Operating profit (NIS millions)	419	437	539	384	546	517	211
Depreciation and amortization (NIS millions)	185	178	178	175	180	171	162
(EBITDA((NIS millions)(7)	604	615	717	559	726	688	373
Net profit (NIS millions)	246	263	348	301	311	330	123
Cash flow from operating activities (NIS millions)	470	376	651	550	641	496	419
Payments for investments in property, plant & equipment and intangible assets (NIS millions) (6)	249	238	269	259	268	319	319
Proceeds from sale of property, plant & equipment and intangible assets (NIS millions) (6)	96	22	46	40	68	48	72
Free cash flow (NIS millions) (1)(8)	317	160	428	216	441	225	287
Number of active subscriber lines at end of period (in thousands) (2)	2,299	2,335	2,368	2,367	2,363	2,356	2,358
Average monthly revenue per line (NIS) (ARPL)(3)	73	73	74	70	78	77	79
No. of outgoing minutes (millions)	2,125	2,226	2,360	2,339	2,482	2,415	2,521
No. of incoming minutes (millions)	1,590	1,514	1,543	1,526	1,602	1,535	1,577
No. of internet subscribers at end of period (thousands) (2)	1,153	1,136	1,121	1,111	1,100	1,088	1,079
% of subscribers using NGN services out of total Internet subscribers connected to the NGN network (%)(4)	60%	57%	55%	51%	47%	43%	40%
Average monthly revenue per internet subscriber (NIS)	80	80	84	81	81	80	79
Average bandwidth per internet subscriber (Mbps)	9.0	8.3	7.5	6.7	6.0	5.3	4.8
Churn rate (5)	4.2%	3.9%	3.2%	2.8%	2.8%	2.8%	3.3%

(1)	Cash from operating activities less purchase of property, plant and equipment, and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process).

(3)
Excluding revenues from transmission services and data communication, Internet services, services to communications operators and contractor and other works. Calculated based on the average lines for the period.

(4)	The numbers for 2011 and the first quarter of 2012 were corrected in view of the revised number of Company internet subscribers connected to the NGN network, as a result of data optimization.

(5)
The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. The numbers in the previous quarters are presented after calculation to an accuracy(insignificant) of 0.1% per quarter.

(6)	Excluding the purchase and sale (Back to Back) of a real-estate asset in the amount of NIS 115 million during 2011.

(7)
EBITDA(NIS millions) is a financial index which is not based on GAAP. The Company presents this index as an additional index for estimating its business results, as it is an accepted index for company activities which disregards aspects arising from variance in the equity structure, various taxation perspectives, and the manner and period of the depreciation of property plant and equipment and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report may not be calculated in the same manner as parallel indices among other companies.

(8)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for estimating business performance and cash flows, given that the Company is of the opinion that the free cash flow is an important liquidity index which reflects the Company's cash from its operating activities after the investment of cash in infrastructure, property plant and equipment and in other intangible assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Pelephone

	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues from services (NIS millions)	816	857	834	849	914	925	949
Revenues from the sale of terminal equipment (NIS millions)	233	291	410	390	507	513	501
Total revenues (NIS millions)	1,049	1,148	1,244	1,239	1,421	1,438	1,450
Operating profit (NIS millions)	199	259	267	262	342	357	399
Depreciation and amortization (NIS millions)	130	137	135	140	139	143	139
(EBITDA)(NIS millions)(1)	329	396	402	401	481	500	539
Net profit (NIS millions)	154	194	216	204	263	279	310
Cash flow from operating activities (NIS millions)	490	556	294	223	168	101	308
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	84	109	115	92	71	86	133
Free cash flow (NIS millions) (1)	406	447	179	131	97	15	175
Number of subscribers at end of period (thousands) (2), (6)	2,839	2,859	2,876	2,847	2,842	2,827	2,861
Average number of minutes per subscriber per month (MOU) (3), (6)	425	409	399	384	385	370	359
Average monthly revenue per internet subscriber (NIS) (ARPU) (4), (6)	95	99	97	100	107	109	110
Revenues from value added services (included in revenues from services) (NIS millions)	268	312	307	311	310	297	283
Revenues from value added services as percentage of revenues from cellular services	35.1%	39.0%	39.6%	39.5%	36.3%	34.5%	32.1%
Churn rate (5), (6)	6.7%	6.0%	3.9%	5.3%	6.1%	6.6%	5.0%

(1)	Regarding the definition of EBITDA and free cash flow, see comments (7) and (8) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (excluding subscribers to other operators who are hosted on the Pelephone network), and do not include subscribers connected to Pelephone services for six months or more but who are inactive. Inactive subscribers are those who in the past six months have not received or made at least one call or have not paid for Pelephone services.

(3)
Average monthly use per subscriber in minutes. The index is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network (from which revenues began in 2012), repair services and warranty in the period, by the average number of active Pelephone subscribers in the same period.

(5)
The churn rate is calculated according to the ratio of subscribers who disconnected from Pelephone's services and subscribers who became inactive during the period to the average number of active subscribers during the period.

(6)
In the report for 2011, due to greater movement of subscribers to prepaid tracks in the initial months after the reduction of the disconnect fees, Pelephone decided not to include subscribers who had not made calls during the fourth quarter as active subscribers. Consequently, Pelephone deleted 91,000 subscribers. These subscribers were deleted retroactively from each quarter in which they were transferred to prepaid tracks. As a result of the foregoing, data for subscribers, ARPU, MOU and churn rates were amended retroactively in each quarter of 2011.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.	Bezeq International

	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	339	330	332	342	351	332	329
Operating profit (NIS millions)	55	53	50	59	61	60	61
Depreciation and amortization (NIS millions)	34	34	34	31	28	26	24
(EBITDA)(NIS millions)(1)	89	87	84	89	89	87	85
Net profit (NIS millions)	40	39	36	44	46	46	46
Cash flow from operating activities (NIS millions)	63	64	58	76	57	68	42
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)(2)	28	36	71	103	92	47	46
Free cash flow (NIS millions) (1)	35	28	(13)	(27)	(35)	21	(4)
Churn rate (3)	4.6%	4.1%	4.3%	3.7%	3.2%	2.8%	2.9%

(1)	Regarding the definition of EBITDA and free cash flow, see comments (7) and (8) in the Bezeq Fixed Line table.

(2)	This item also includes long-term investments in assets.

(3)	The number of internet subscribers who left Bezeq International during the period divided by the average number of registered internet subscribers in the period.

D.	DBS

	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	403	409	417	404	405	404	406
Operating profit (NIS millions)	54	74	52	106	63	65	61
Depreciation and amortization (NIS millions)	64	54	66	62	74	71	69
(EBITDA)(NIS millions)(1)	118	128	118	168	137	136	130
Net profit (loss) (NIS millions)	(119)	(107)	(64)	7	76)	(88)	(73)
Cash flow from operating activities (NIS millions)	83	100	116	119	134	119	141
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	87	69	56	62	67	64	71
Free cash flow (NIS millions) (1)	(4)	31	60	57	67	55	70
No. of subscribers (at end of period, thousands) (2)	581	582	585	586	585	581	580
Average monthly revenue per subscriber (ARPU) (NIS) (3)	231	234	237	229	232	232	234
Churn rate (4)	4.1%	3.9%	3.6%	2.8%	2.8%	2.9%	3.3%

(1)	Regarding the definition of EBITDA and free cash flow, see comments (7) and (8) in the Bezeq Fixed Line table.

(2)
Subscriber - a single household or small business customer. In the event of a business customer with multiple reception points or a large number of decoders (such as a hotel, collective community settlement, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, advanced products, and other) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

1.6              Group forecast

Bezeq Group revised its forecast for anticipated performance in 2012 in its financial statements for the second quarter of 2012, as a result of stronger competition in the cellular market. The Group's forecast for 2012, as published in those reports, is:

•	Revenues: NIS 10.2 - 10.5 billion.

•	Net profit for the shareholders: NIS 1.75 - 1.85 billion.

•	EBITDA: NIS 4.4 - 4.5 billion.

The Group expects free cash flow to improve significantly compared to 2011, mainly against the backdrop of an improvement in working capital and the completion of major investment projects, and it is expected to amount to more than NIS 2.5 billion.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Group is ready to meet the challenges facing the industry and it has introduced streamlining measures which are expected to reduce sector effects on the Group. The full impact of these measures is expected to be expressed in the short and medium term.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law, which are based on the Company's assessment of, among other things, the structure of competition in the communications market and the applicable regulation, the economic situation in the country as a whole, the Company's investments, and that there will be no further employee retirement plans this year, other than those that have been discussed and approved. Actual results may differ significantly from the aforementioned if any of the above assessments do not materialize or insofar as one or more of the risk factors listed in Sections 2.21, 3.24, 4.22 and 5.22 of the chapter - Description of Company Operations in the Periodic Report for 2011 materialize.

Section 1.7 - General environment and the impact of outside factors on the Group's activity

In recent months, competition in the telecommunications industry, particularly in cellular telephony, has intensified (with the entry of the new operators - Golan Telecom and Hot Mobile), with comprehensive service packages and communications packages being offered for a fixed price with unlimited use. This stronger competition has led to lower prices, increased movement of customers, a decline in the sale of cellular terminal equipment, and higher churn rates (in fixed-line services, also due to cancellation of the charge for the ADSL only service), and this in turn has affected the Group's results. In an effort to limit the impact on performance, as noted, the Group companies are introducing streamlining measures as well as various moves to improve the services they provide and to differentiate themselves from their competitors.

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Sub-section B - Easing of structural separation – joint service bundles - on July 3, 2012, the Company's license was amended to that it is also permitted to offer business subscribers joint service bundles with the subsidiaries, subject to their approval by the Ministry of Communications, and subject to the unbundling conditions specified in sub-par. B above.  The marketing of joint service bundles to the business sector by the subsidiaries, which include the Company's services, is also subject, according to their licenses, to similar restrictions, including unbundling. This excludes a bundle which is marketed by a subsidiary and only consists of the Company's internet services; additionally, pursuant to the Ministry's clarification in the hearing decision document, the Ministry does not view the amendment to the licenses as a change in the previously existing practice, with respect to the ability of ISPs belonging to the Group and others outside the Group to offer business customers the ISP component as well as the Company's infrastructure which is purchased as an input, without this being considered a "joint service bundle".

Sub-sections C and D – for additional limitations on the granting of benefits to the Group companies and cooperation between them and restrictions regarding the control of DBS, see the update to Section 5.17.3.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Sub-section A - Policy for regulating competition - Hayek Commission

On May 2, 2012, the Ministry of Communications published a policy document on the expansion of competition for fixed-line communications - wholesale market, according to which the Minister of Communications ("the Minister") adopted the key recommendations of the "Committee for reviewing and revising Bezeq's rate structure and setting wholesale service tariffs for fixed-line communications", headed by Amir Hayek CPA ("Hayek Committee"), in the manner specified in that document which was included in the Company's Immediate Report dated May 2, 2012, presented here by way of reference.

Following are the main points of the policy document:

1.
Owners of nation wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunications licenses, including Bitstream Access, lease of access segments, dark fibers, tubes and transmission services, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established whereby an agreement for these services will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time ("the Shelf Offering"). In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The infrastructure owners must submit to the relevant license owners the distribution of their existing infrastructures, with exceptions to be defined.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.
Upon publication of the shelf offering, corporations with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone and without discrimination.

3.
Within 9 months of publication of the shelf offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs), replacing it with accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixed-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

4.
The Minister will review the subject of the unbundling of broadcast services included in the joint service packages, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV area will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic TV service package over the internet.

5.
If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document, the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders.

6.
Within six months of publication of the shelf offering, the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price.

7.	Within 9 months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

At this stage, the Company is unable to estimate the effect of the policy document on its business performance.

On June 12, 2012, the Ministry of Communications began to convene an engineering forum of the operators regarding wholesale services, which discusses, inter alia, service portfolios (including service portfolios submitted by the Company) for certain service configurations relating to the supply of Bitstream Access and passive infrastructures. This is concurrent with advanced negotiations that the Company is conducting directly with various operators.

Sub-par. B - Increase in the rate of royalties - on August 1, 2012, an amendment was published to the Royalties Regulations which is relevant for the Company, Pelephone, DBS, BIP and Bezeq International, so that the rate of royalties for 2012 will be reduced on average to 1.75% for the Company and DBS, to - 1.3% for Pelephone, (the rate of royalties for Bezeq International and BIP is 1%), and from 2013 it will be 0% for all of them.

Sub-par. D – Limitation of the exit penalty that a license-holder can collect from a subscriber - concerning cancellation of exit fees on mobile telephony networks, see update to Section 3.7.2(D).

Sub-par. E – Consumer legislation – on December 12, 2012, the Consumer Protection (Provision of telephony service) Regulations, will become valid.

Sub-par. F - Enforcement and financial sanctions - concerning government bills to amend the Communications Law, the Protection of Privacy Law and the Antitrust Law which address enforcement and the imposition of financial sanctions - on May 14, 2012, an amendment to the Antitrust Law was published on this subject. On August 5, 2012, the amendment to the Communications Law on this subject was published. The other bills are in the advanced stages of legislation.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

GBE connection (Gigabit Ethernet) for ISPs

On June 26, 2012, the Ministry of Communications published a hearing asking for the operators' comments on changes in the existing regulations for connecting ISPs to the Company's network and to the Hot Telecom network, whereby the "high-speed access by means of internet providers" (the Company's XDSL) portfolio, and Hot Telecom's "broadband access for ISPs" portfolio, will be amended so that these services will include all the necessary components for providing those buying the service with surfing speed, including conveying traffic on the core and access networks, and payments imposed on the ISPs for GBE will be eliminated. The infrastructure owners will price the internet access services for the end customers, including the GBE segment, and excluding the P2P transmission segment which connects networks with infrastructure to the ISPs' facilities, which will be priced separately. Likewise, the infrastructure owners will be obligated to provide GBE connections at a speed to be derived from the "load ratio" (the ratio between the volume of GBE connections provided to the supplier and the scope of the aggregate speeds ordered by all the supplier's subscribers) as the Ministry determines from time to time. At this time, the Ministry is of the opinion that the appropriate load ratio is 5%. The Company objects to this change, which is far from the norm in the telecommunications industry, and believes that the hearing and the proposed arrangement contain administrative flaws and are unreasonable. The Company submitted its position to the Ministry on August 8, 2012.

2.	Domestic fixed-line communications; "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.1.9 - Structure of competition in this area of activity and the applicable changes

Concerning stronger competition in the telecommunications industry - see update to Section 1.7.

Section 2.2.5 – Other services

In July 2012, the Company launched a Free Wi-Fi service, enabling its customers to share part of their wireless bandwidth in return for browsing outside their home as well.

Section 2.6.4 - Additional factors that could influence competition

On August 19, 2012, the Ministry of Communications published a memorandum to the amendment to the Communications Law, prohibiting all licensees under the Communications Law (including broadcasts) from placing a restriction on or blocking communications equipment which is designed or required for receiving services from the licensee; on the subscriber's ability to use any service or application which is provided over the internet; on integral features or properties of the communications equipment; on the subscriber's ability to use communications equipment on any Bezeq network of a licensee/broadcasting network, insofar as the said equipment is essentially designed to operate on such networks (concerning a similar restriction on the sale of terminal equipment by a cellular network, see Section 3.7.2(D) of the Periodic Report for 2011).

Sub-section B - Regarding the process of choosing an investor for a communications venture with IEC, the scheduled date for the submittal of basic offers (April 23, 2012) was postponed from time to time and as far as the Company is aware, the planned date for submittal of these proposals is scheduled for November 2012.

Sub-section C - Technological developments - On October 16, 2012, the Ministry of Communications published a hearing according to which as a means of improving the possibility of providing the public with fixed-line communications services, it is considering granting permission to the domestic carrier license holder to offer the use of WLAN (Wireless Local Access Network) technology by installing access points everywhere and under any law, and removing the restriction on connecting "enclosed premises". The submittal date for public responses to the hearing is scheduled for November 9, 2012.

Section 2.7.2 – Domestic fixed line Communications infrastructure

Further to the Company's technology review, the Board of Directors resolved on August 29, 2012, to approve extension of the Company's optical fiber deployment so that the fibers will be as close as possible to the customer's premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communications services than those currently provided. In this context, a detailed planning of the project, pilots, and the purchase of optical fibers and advanced optical technologies is to be prepared. The project will be modular and the Company will review the scope and outline of the project, as well as the need for adjustments, on a regular basis, in part in view of the advancement of relevant technologies and development of customer needs.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 2.7.3 - Computerization (and Section 2.10.3 - Dependence on suppliers, and Section 2.19.4 - Main projects, planned and in progress)

Concerning sub-par. D, Company-wide systems -, on July 2, 2012, the Board of Directors of the Company resolved to terminate the Oracle based CRM system integrated with Matrix, while continuing to use modules that have already been developed and which can still be utilized. The Company is reviewing alternatives to this system. Regarding this, see also Note 13.2 to the Company's consolidated financial statements for the period ended September 30, 2012.

Section 2.7.4 - Real estate (and also Section 2.20 - Forecast for developments in the coming year)

Sub-par. E - concerning negotiations to acquire a plot slated for the construction of offices and communications facilities to replace the existing offices that are currently rented for the Group's companies - on July 2, 2012, the Company's Board of Directors resolved to suspend the negotiations to acquire the aforementioned plot. The Company intends to continue to examine various alternatives, including rental, to house the offices and communications facilities for the Group's companies.

Section 2.9.1 – Organizational structure

On October 18, 2012, the Company's Board of Directors resolved to appoint the VP of Economics, Mr. David Mizrahi, to the position of Deputy CEO and CFO, effective from January 1, 2013, instead of Mr. Alan Gelman who announced his resignation from the Company from that date. The Board of Directors also approved action by the Company's management to amalgamate the Finance Division with the Economic and Budget Division to form a single division under the management of Mr. David Mizrahi.

Section 2.9.3 – Early retirement plan for employees

On November 7, 2011, the Board of Directors of the Company approved a budget supplement of NIS 16 million for the early retirement of 19 employees in 2012. This supplement is in addition to an expense of NIS 12 million which was recognized for the revised provision in 2012.

Section 2.9.6 - Compensation plans for employees

Sub-section A - on March 24, 2012, five years after the end of the allotment period, the stock options plan from 2007 came to an end (as part of this plan, 78,107,470 options were exercised).

Section 2.9.7 - Officers and senior management in the Company

On April 24, 2012, Mr. Yehuda Porat's service as an employee director came to an end and on October 11, 2012 Mr. Yair David was appointed to replace him.

Section 2.10.3 - Dependence on suppliers

concerning CRM, see update to Section 2.7.3 above.

Concerning dependence in the area of supply service systems on Anubex NV, which supplied the Company with an open work environment allowing systems that were converted from the MF systems to work in an open environment - the Company is no longer dependent on this company.

Section 2.11 - Working capital

As at September 30, 2012, the Company has a working capital deficit in the amount of NIS 1,080 million (this figure refers to the Company's separate financial statements. In the Company's consolidated financial statements as at September 30, 2012 there is working capital surplus in the amount of NIS 212 million). On November 7, 2012, the Board of Directors determined that despite its deficit in working capital, the Company does not have a liquidity problem. See par. 1.4 of the Board of Directors' Report.

Section 2.13.2 - Limitations on obtaining credit

Sub-par. A - Limitations included in the Company's loans - as at the date of the financial statements and as at the publication date of this report, the Company is in compliance with all the applicable limitations.

Section 2.13.3 – Credit received during the Reporting Period

On October 29, 2012, the Company completed debt financing in the total amount of NIS 500 million through a loan from an Israeli bank, with an average duration of 4.3 years, bearing fixed shekel interest. In this instance, see also Note 13.5 to the Company's consolidated financial statements for the period ended September 30, 2012.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 2.13.6 - Credit rating

On July 4, 2012, the Company received notice from Standard & Poor's Maalot rating the Company AA+/Negative Outlook and its debentures AA+, thus reaffirming the current ratings, leaving them unchanged.5

On July 19, 2012, the Company received notice from the rating company Midroog Ltd., which rates the Company's debentures (Series 5, 6, 7, 8), that it had downgraded these debentures (Series 5, 6, 7, 8) from Aa1/Negative Outlook, to Aa2/Stable Outlook.

Section 2.16.2 – The Company's domestic carrier license

Sub-par. C - Tariffs - on May 31, 2012, the Communications Regulations (Telecommunications and Broadcasts) (Calculation and linkage of Bezeq payments) (Amendment), 2012, were published which include a Temporary Provision according to which the payments will not be updated on June 1, 2012, and that the update of tariffs to be made in June 2013, will include an aggregate update for the last two years.

Section 2.16.4 – Royalties

See update to Section 1.7.3(B).

Section 2.16.9 - The Telegraph Ordinance

Concerning the termination of the claim filed by the State authorities regarding radio frequencies in the Administered Territories, see the update to Section 2.18.6.

Section 2.17.1 – Material agreements concerning debentures

Section A - Deed of trust for Debentures (Series 5) - on March 21, 2012, the appointment of Hermetic Trust Services (1975) Ltd. ("Hermetic") was approved as the trustee for Debentures (Series 5) of the Company, replacing Mizrahi-Tefahot Trust Company Ltd., and accordingly from that date Hermetic serves as the trustee for the aforementioned debentures.

Section 2.18 – Legal proceedings

Section 2.18.1(B) - regarding a claim and application for its certification as a class action that was filed by a former employee of the Company concerning the inclusion of wage components, on April 29, 2012 the Tel Aviv Regional Labor Court handed down a ruling striking out the application and the application for certification as a class action, upon the plaintiff's request and further to the court's recommendation.

Section 2.18.3 - regarding two claims and applications for their certification as class actions claiming unlawful collection of money in cases of disconnection due to non-payment - one claim (claim from February 2011 in the amount of NIS 44 million) and an application for its certification as a class action were dismissed in limine on March 28, 2012, at the Company's request. On May 8, 2012, an appeal was filed against the ruling.

Section 2.18.4 - regarding a claim and application for its certification as a class action in the matter of a delay in the disconnecting of calls - on October 17, 2012, the Supreme Court resolved to strike out (without ordering costs) the appeal which had been filed against the Company in respect of a dismissal of the application for certification as a class action.

Section 2.18.5 - regarding a claim filed and an application for its recognition as a class action concerning subscribing to call tracks for a fixed monthly payment - in June 2012 the court approved publication of a compromise settlement reached by the parties at a cost of NIS 6.5 million to the Company, and instructed that the settlement be sent to the relevant parties before it hands down the verdict.

5	The same notice also included confirmation of the rating for Pelephone and its debentures. Regarding this, see the update to Section 3.15.5.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 2.18.6 - regarding a claim filed by the State authorities for payment of frequency fees in the Administered Territories in the amount of NIS 74 million - on April 2, 2012, a compromise settlement between the parties to the procedure was validated as a court ruling, in which the Company will pay the plaintiffs the total amount of NIS 26 million (plus CPI linkage from February 11, 2010).

Section 2.18.7 - concerning claims which were consolidated on the subject of a malfunction of the Company's network on January 25, 2011 - on October 9, 2012, the court approved the applicants' request to abandon their applications for certification as a class action, based on the court's recommendation and in view of the difficulties encountered by the application for certification.

Section 2.18.8 - regarding an application to approve a derivative claim against directors of the Company concerning the taking of loans, which as alleged in the application were not used for the Company's benefit and were designated for the distribution of dividends - on June 14, 2012, the court resolved to dismiss the application in limine after ruling that the applicant in this procedure is not a "shareholder" of the Company and he is therefore not entitled to file a derivative claim in the Company's name. Subsequently, on July 15, 2012, a new application to approve a derivate claim was filed in the Tel Aviv District Court (Economic Department) by the father of the applicant whose application had been dismissed in limine, (against directors of the Company, the CEO, Deputy CEO, and the CFO of the Company) on the same subject.

It should be noted that on July 4, 2012, a new request for exhaustion of the Company's rights was received by way of the filing of an action prior to applying to the District Court to approve a derivative claim the subject of which is similar to this application. Subsequently, on August 27, 2012, the same applicant sent a supplementary letter which also included, inter alia, allegations in relation to the previous controlling shareholders of the Company and in relation to the members of the Board of Directors who had served before control of the Company was transferred with respect to their conduct in connection with the transfer of control of the Company, and a request that the Company must exhaust its rights by way of filing an action against these entities as well. On August 29, 2012 and on October 10, 2012 (respectively), the Company informed the applicant that it had decided to reject his demands in both the aforementioned applications.

Section 2.18.10 - regarding an application to approve a distribution that is not in compliance with the earnings test, see the update to Section 1.4.3.

Section 2.18.15 - regarding a claim by a group of pensioners of the Company from September 2000 which was dismissed by the District Labor Court on December 16, 2008 and an appeal on the case which was dismissed by the National Labor Court on December 21, 2011 - on July 25, 2012, the Company received a petition to the High Court of Justice for the issue of an order nisi against the National Labor Court and the Company, in which the plaintiffs are petitioning to revoke the ruling and decisions of the National Labor Court. According to HCJ's decision, the Company submitted a preliminary response to the petition.

In September 2012, a claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action, alleging that in contravention of the law, the Company does not include a call details record in the phone bills which it sends to its subscribers. The application estimates the amount of the class action at NIS 154 million. It should be noted that in April 2011, another claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action, making the same claim against the Company, and in which the applicant estimates the amount of the claim at NIS 127 million. For a similar claim which was filed against Pelephone on the same subject, see the update to Section 3.21.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.1.5 A - Technology changes that can affect the area of operation

According to the Ministry of Communications plan for 2012, which was published in March 2012, the ministry will work to allocate Generation 4 frequencies (LTE).

Section 3.7.2 - Regulatory moves and legislative amendments for increasing competition in the cellular area

In May 2012, Golan Telecom Ltd. and Mirs Communications Ltd., launched their operations under the brand Hot Mobile ("the New Operators"). The entry of the New Operators immediately caused much stronger competition in the cellular market between all the cellular operators. After launching their operations, the New Operators offered customers cellular communications packages which are significantly cheaper than the packages offered by the cellular operators who were in the market prior to the launch. Like the other cellular operators, Pelephone responded to this new competition by launching new packages which reflect a substantial decline in income per subscriber.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

As part of the competitive measures, Partner launched a discount brand called 012mobile, and Cellcom launched a communications package offering a combination of cellular communications,  fixed-line communications internet and international calls.

As part of the competition, in the second quarter of 2012 "unlimited" communications packages were offered for the first time. In these packages, the subscriber pays fixed usage fees and is entitled to make unlimited use of the services according to the terms of the plan. These packages are  the main packages currently being offered on the cellular market, alongside the basic packages which include low usage fees, if any, allowing customers to use the services up to a certain amount, and beyond this limit they are charged according to their excess usage. The more intense competition has led to a trend of buying a "SIM Only" package - i.e. a communications package that does not include buying a handset.

This more intense competition has led to a higher churn rate and significantly lower prices for communications packages for hundreds of thousands of subscribers.

Pelephone expects these trends to continue, leading to a significant erosion of revenues and profitability. Pelephone is introducing streamlining measures in an effort to reduce the impact on profit.

Pelephone's aforementioned estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or may materialize in a manner materially different from that forecast.

Section 3.7.2 D - Increased competition and the removal of barriers to switching among operators

In September 2012, a reform of the importing of cellular handsets was validated.  The reform includes two alleviations which are exemption from obtaining a trade license and exemption from the need to obtain type approval for the import of cellular devices that comply with accepted European and American standards. Pelephone believes that implementation of the reform may intensify competition in the terminal equipment market.

On March 21, 2012, the Knesset approved the amendment to the Communications Law according to which:

1.	Exit penalties were eliminated as specified in the Periodic Report for 2011.

2.
A license holder will not make a subscriber's commitment to receive cellular services dependent on that subscriber's agreement with it or with any other license holder to purchase, rent, borrow or lease terminal equipment, either in one agreement or in separate agreements, including by way of providing a discount or any other benefit in one agreement that is dependent on the other agreement. The Amendment will take effect on January 1, 2013. The Minister of Communications has the power to postpone the applicability date by six months. In the past, the main sales method was to offer discounts on the price of the services that are dependent on the terminal equipment in the customer's possession. From the validation of this amendment, it will no longer be possible to offer such benefits.

Section 3.11 – Human capital

In September 2012, Pelephone received notice from the New Labor Federation (Histadrut) that more than one third of Pelephone's employees had voted to sign up as members of the Histadrut, and that it therefore constitutes a representative workers union of Pelephone employees. Pelephone informed the Histadrut that it does not accept the aforementioned notice of representation, and that its status as official representative must be heard by the courts.

Section 3.13.4 – Credit policy

During 2012, Pelephone began to deduct customers' debts arising from the sale of terminal equipment in installments by credit card. The withholding transactions are carried out  on a non-recourse basis. During the period ended September 30, 2012, Pelephone deducted total of NIS 130 million (gross amount not capitalized).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 3.15.2 - Restrictions

Sub-section A - Undertakings towards banks - pursuant to legal position 104-15 of the Securities Authority from October 30, 2011, following are further disclosures in connection with compliance with financial covenants of reportable credit:

Financial covenants to which Pelephone is obligated:	As at September 30, 2012	Maximum required ratio
Pelephone's total debts will not exceed 3 times its equity.	0.70	3.00
Total debts are not to exceed NIS 3.8 billion (linked to the CPI known in January 2002. As at September 30, 2012 = NIS 4.91 billion).	1.97	4.91
Undertaking to a particular bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities including debenture holders.	14.7%	40%

Section 3.15.5 – Credit rating

In July 2012, Standard & Poor's Maalot, which rates Pelephone's debentures, announced that it is reaffirming the local rating of Pelephone's debentures at AA+/Negative Outlook.

Section 3.18.4 – Site construction licensing

In May 2012, Pelephone and the other old operators filed an application to cancel and alternatively to limit the temporary injunction prohibiting the construction of wireless access facilities that are exempt from a building permit. Concurrently, the New Operators also filed applications to extend the validity of the limit on the temporary injunction. In July 2012, HCJ determined, in connection with an application filed by the old operators, that the temporary injunction from September 16, 2010, as it was limited on February 16, 2011, would remain in place with one change according to which the companies are entitled to replace one existing wireless access device with another, even if the device has not malfunctioned and its capacity has not declined, for the purpose of on-going maintenance, provided that it is in precisely the same location as the substituted device, and the other conditions stipulated in the ruling from February 16, 2011 will apply regarding replacement of the access device as well. HCJ further stipulated, in connection with the application filed by the new operators, that the temporary injunction as it had been limited, will continue to apply until January 31, 2013.

Section 3.21 – Legal proceedings

Section 3.21.1(A) – regarding a claim filed by the State of Israel with the Central Region District Court in respect of a request for royalties in the amount of NIS 260 million, and the appeal which Pelephone filed in the Supreme Court on the amount of the charge – in August 2012, the appeal was dismissed.

Section 3.21.1(C) - regarding a claim filed in December 2007, in the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with an application for its certification as a class action in the amount of NIS 1 billion, which relates to radiation damage from cellular antennae which were ostensibly erected unlawfully - in June 2012, the Court approved the plaintiff's abandonment of the action.

Section 3.21.1(D) - regarding a claim and application for its recognition as a class action in the amount of NIS 240 million, which was filed against Pelephone in July 2008, alleging, inter alia, the collection of payment for standing orders, ostensibly in contravention of Pelephone's license - in May 2012, an additional claim was filed in the Tel Aviv District Court and an application for its recognition as a class action in the amount of - NIS 74 million, alleging the same cause of unlawful billing for payment by standing order, but immediately afterwards the plaintiff abandoned the claim in view of the previous proceeding on the same matter.

Section 3.21.1. (H) – regarding a claim and a motion for its certification as a class action from August 2011 concerning a charge for calls made outside Israel by rounding up the call duration to whole minutes - in September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, an appeal was filed against the ruling.

Section 3.21.1 (I) - regarding a claim and application for its certification as a class action in the amount of NIS 285 million, which was filed against Pelephone in November 2011 and alleged that Pelephone recorded service conversations by Pelephone customers at the service stations without their knowledge and without terminating the recording when the representative was not with them, thus infringing on their right to privacy - in April 2012, the court decided to approve abandonment of the claim and of the application for its certification as a class action.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The claim alleges that Pelephone makes false representations to the public, according to which it provides a surfing experience on its network at extremely high speeds. According to the plaintiffs, they conducted dozens of measurements showing that the surfing speed on the respondent's cellular network is lower than specified. According to the claim, this state of affairs caused and causes cumulative personal loss of NIS 560. The amount of the application is estimated in the total amount of NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

In June 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicants allege that the Company is in violation of Section 30A of the Communications Law, by sending marketing messages (spam), despite the applicants' failure to agree to receive them. The amount of the application is estimated in the total amount of NIS 455 million. In September 2012 the court resolved to approve abandonment of the claim and the motion for its certification as a class action.

In August 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiffs contend that Pelephone unlawfully collects a monthly fee from its customers for payment by standing order. The amount of the application is estimated in the total amount of NIS 161 million.

In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The plaintiff contends that Pelephone unlawfully collected money for the cost of a cellular handset, a cancelled phone line, browsing services, various services, as well as for collection expenses and voucher fees. The amount of the application is estimated at NIS 57 million for the causes claimed plus NIS 1,000 for distress for each member of the group. It should be noted that a class action is currently being conducted against Pelephone, in which some of the grounds for the claim are similar to those in this claim (see Section 3.21.1. (D) in Chapter A of the Periodic Report for 2011).

In September 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The applicant alleges that Pelephone does not include call details record in its phone bill, and this is contrary to Ministry of Communications instructions and Pelephone's license. The total amount of the class action is NIS 110 million. For two similar claims which were filed against the Company on the same subject, see the update to Section 2.18.

4.	Bezeq International – international communication and internet services

Section 4.17.6 – Key regulatory developments

Sub-section J – Hearing on internet license consumer issues – on October 31, 2010, Bezeq International received the decision of the Ministry of Communications regarding the amendment to the special license it had received for providing internet access services. The provisions of the amendment will validate gradually, from December 2, 2012 until May 1, 2013. Bezeq International has deployed in time and is continuing to prepare for implementation of the provisions of the amendment.

Section 4.20- Legal proceedings

Section 4.20.1 - On September 19, 2012, the Supreme Court issued a ruling dismissing the application for permission to appeal which Bezeq International had filed against the ruling of the District Court to certify the claim as a class action.

Section 4.20.4 - On June 20, 2012, the Tel Aviv District Court approved the plaintiff's abandonment of a claim and the application for its recognition as a class action in the amount of NIS 39 million, which had been filed against Bezeq International, alleging that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law when entering into an agreement for changing or adding to a continuing transaction6.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. ("DBS")

Section 5.1.4 - Market developments in the segment of operation

Sub-par. A - in April 2012, the Broadcasting by means of Digital Broadcast Stations Law, 2012, was published in the Official Gazette.

Section 5.1.5 - Technology changes that can materially affect the segment of operation

Sub-par. A - as far as DBS is aware, some of the cellular operators have announced their intention of offering the public video content which will include DTT broadcasts together with additional content to be transmitted through the internet.

According to DBS, insofar as such services are offered, they may partially substitute DBS' service, thus harming its performance, which may worsen insofar as the services are offered without regulatory supervision.

This opinion is forward-looking information, as defined in the Securities Law, based, in part, on the announcements by some of the cellular operators and on the estimated development of competition in the broadcasts market in relation to the launching of such services. This opinion concerning possible harm may not materialize, or may materialize on a different scale, in part, depending on the services and conditions which are actually offered by the cellular operators, on the actual development of competition in the broadcasts market, and on regulatory decisions which may be made pertaining to the operation of these services or affecting them (see also update to Section 5.17).

Section 5.15.2 - Bank financing

In July 2012, DBS repaid all the long-term bank credit at its disposal (by means of a loan provided to it according to the debenture and in consideration of an expansion of DBS's debentures (Series B), as noted in the update to Section 5.15.3), and upon this repayment, the amendment to the financing agreement validated ("Amendment to the Agreement" and "Amended Financing Agreement"). According to the Amended Financing Agreement, the amount of DBS's current credit limits was increased to NIS 170 million, but utilization of this framework was restricted to the total working capital requirements of DBS.7 Additionally, as part of the Amended Financing Agreement, the obligations and limitations that applied to DBS under the financing agreement were eliminated or reduced (including those pertaining to its compliance with the business plan, to undertaking liabilities from third parties, transactions with interested parties, the purchase of securities in other corporations, to the offering of securities to the public and mandatory repayment of cash flow surpluses or the issuance of debentures). According to the provisions of the Amendment to the Agreement, the collaterals created by the Company and Eurocom in favor of the banks to secure DBS's bank credit and their liabilities towards the banks in connection with the bank credit of DBS were also cancelled, including the Company's guarantee to the banks.

6
Similar claims against the Company, Pelephone, and DBS also ended after the plaintiffs abandoned the claims or they were dismissed as noted in Chapter A, Sections 2.18.6, 3.21.2G and 5.20.2B of the Periodic Report for 2011.

7
Calculated according to a formula set forth in the Amended Financing Agreement, which is contingent on the customer balances of DBS, the total unutilized broadcasting rights of DBS, the depreciated cost of the decoders and the total supplier balance of DBS. according to its financial statements.

8
The ratio between the total debt (debts to financial institutions as defined in the Amended Financing Agreement) at the end of the relevant quarter  and the EBITDA of DBS. for the 12 months ending at the end of that quarter. The term "EBITDA" means: with respect to any period of calculation - the total operating profit of DBS from ordinary operations (before finance and tax expenses), plus depreciation and amortization, plus expenses classified under investments in the financial statements of DBS as at December 31, 2010 (and were reclassified to expenses due to accounting policy or the instruction of an authority), and plus extraordinary one-time expenses and provisions. The maximum ratio for a review period ending at the end of 2013 is 5, and for a review period ending at the end of 2015 - 4.65.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

According to the Amended Financing Agreement, the financial covenants which had applied until now were cancelled, and instead DBS must comply every quarter with both the following financial covenants (subject to periods of improvement and improvement conditions defined in the Amendment to the Agreement): (a) compliance with a maximum debt/EBITDA8 ratio, and (b) compliance with a maximum debt/E-C9 ratio. Additionally, according to the Amended Financing Agreement, the restrictions on the repayment of shareholders' loans and distribution of a dividend, stipulated in the Debenture mentioned in Section 5.15.3, apply to the lenders according to the Debenture (replacing the restrictions that applied until now in relation to the repayment of shareholders' loans and the prohibition on distributing a dividend).

The Amended Financing Agreement further stipulates that immediate settlement, or the presence of cause for the immediate settlement of amounts that DBS owes the debenture holders, other banks or financial institutions constitutes cause for immediate recall of the bank credit. According to the Amended Financing Agreement, if S&P Maalot downgrades the loan in accordance with the aforesaid Debenture to "ilBBB" (or a corresponding rating by another rating company, whichever is lower), the annual interest payable to the banks will increase by 0.25% for each notch reduction on the rating scale, as long as the downgrade is in force.10

Section 5.15.3 - Debentures

In May 2012, DBS and several institutional entities (in this section: "the Lenders") signed a debenture whereby the Lenders will provide DBS with a loan of NIS 392 million (in this section: "the Debenture").DBS received the loan in July 2012, after compliance with conditions precedent defined in the Debenture.

The loan provided according to the Debenture is to be repaid in ten (unequal) annual principal payments in April of the years 2013-2022,11 and it bears annual interest at a rate of 6.4%, as mentioned, to be paid in semi-annual installments. The principal and interest on the loan are CPI linked. According to the Debenture, if the loan rating is downgraded to ilBBB or a corresponding rating (whichever is lower), the annual interest paid on the loan will increase by 0.5%, and it will increase by a further 0.25% for each additional notch reduction on the rating scale, as long as the downgrade is valid.

Furthermore, the Debenture sets forth various events (similar to those noted in Deed of Trust B), which if they occur (sometimes after a long period) establish an entitlement to immediate recall of the loan, subject to the provisions of the Debenture, including immediate settlement (not at the initiative of DBS) of another series of debentures that was issued and/or will be issued by DBS and/or of DBS's debts towards a financial institution, subject to the conditions set forth in the Debenture.

Pursuant to the provisions of the Debenture, each quarter DBS must comply with two financial covenants which are identical to the financial covenants stipulated in the Amended Financing Agreement (see update to Section 5.15.2).12 The Debenture also sets forth restrictions in relation to the distribution of a dividend and the repayment of shareholders' loans similar to the restrictions that apply according to Deed of Trust B.13

For additional information about the collaterals which were created to guarantee the Debenture and for changes in the conditions of the aforesaid Debenture and collaterals if the Company should provide a guarantee in favor of the lenders under the conditions set forth in the Debenture - see Note 6 to the financial statements of DBS as at September 30, 2012.

The target for the maximum EBITDA/debt ratio covenant as at September 30, 2012 as defined in the amended financing agreement and the Debenture was 5. D.B.S. was in compliance with this covenant (the ratio as at September 30, 2012 was 2.9). The covenant target for maximum E-C/debt ratio as at September 30, 2012 as defined in the amended financing agreement and in the Debenture was 9.5. DBS was in compliance with this covenant (the ratio as at September 30, 2012 was 7.5).

9
The ratio between the total debt, as it is at the end of the relevant quarter, and the E-C of   DBS for the 12 months ending at the end of that quarter. The term: "E-C" means: the EBITDA of DBS for the 12 months ending at the end of that quarter, minus the CAPEX (amount of the additions to property, plant and equipment, without the deduction of depreciation and amortization) of DBS for that period, where the maximum ratio is 9.5.

10
Except if the said downgrade does not provide any lender, according to the Debenture, with additional interest in respect of the loan due to the Company providing a guarantee in its favor - see Note 6 to the financial statements of DBS as at September 30, 2012.

11
In each of the years 2013-2017, payment of the principal will be 8% of the nominal value of the debentures, and in each year thereafter payment of the principal will be 12% of the nominal value of the debentures.

12	Where the maximum ratio of debt to EBITDA in respect of the review period commencing in 2016 is 4.3 and the maximum ratio of debt to (E-C) that applies from January 1, 2016 is 7.8

13	The target of the financial covenant applicable to this is lower (more stringent) than the covenant which applies according to Deed of Trust B.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

As at September 30, 2012, DBS was in compliance with the debt/EBITDA ratio covenant specified in Deed of Trust B (the ratio of the debt of DBS to its EBITDA as at September 30, 2012 was 3.16).

In July 2012, DBS issued additional debentures (Series B), by way of an expansion of the series, in the amount of NIS 10 million. The proceeds from this issuance, together with the money from the loan which is the subject of the Debenture, were used to repay the full amount of the long-term bank credit (see Section 5.15.2).

In May 2012, S&P Maalot determined a rating of ilA- for the Debenture and the expansion of debentures (Series B) of DBS, in relation to a total raising of up to NIS 450 million, par value. In October 2012, S&P Maalot reaffirmed the ilA- rating of DBS and all the series of debentures of DBS (including the Debenture described above in this section) with a stable outlook rating for DBS.

Section 5.17 - Restrictions and supervision of the corporation

In September 2012, after inviting the public to present its positions on the subject, the Council amended the Communications Rules so as to obligate DBS and HOT to offer, in addition to the basic package of channels that licensees are obligated to offer to all their subscribers by law, a package which, in addition to the compulsory channels, includes at least four channels produced in Israel, including a sports channel and a channel for pre-schoolers and/or a channel for children and teens ("the limited group of channels"). Likewise, the amendment regulates the obligation of DBS and HOT to invest in various categories of local productions on the channels included in the limited group of channels as well as the scope of sports broadcasts which must be broadcast. The Council also stipulated that DBS and HOT must submit for the approval of the Council Chair, the list of channels they will include in the limited group of channels, the various marketing tracks of the limited group of channels and its price lists. According to the decision, DBS and HOT must offer the limited group of channels commencing December 1, 2012 (at the latest) and up to May 31, 2013, and during this period the Council will once again review its decision based on the data it receives from DBS and HOT.

DBS believes that the proposed plan for limited group of channels in the Council's decision will adversely affect its performance.

DBS's opinion is forward-looking information, as defined in the Securities Law, based, in part, on the aforesaid announcements by the Council and DBS's estimate regarding the way in which it is implemented by the license holders. This estimate may not materialize, or it may materialize on a different scale, in part depending on changes in competition that may occur, taking note of the regulatory procedures.

Section 5.17.7 - Requirement to transmit channels

In April 2012, the HCJ issued an order nisi instructing the Knesset, the State and the other respondents to the petition to explain why the court should not declare that the amendment to the law should not be applied to DBS until reasonable compensation is arranged for DBS, and alternatively why the amendment to the law should not be revoked.

Section 5.17.12 – Wiring in subscribers' homes

On October 30, 2012, pursuant to an application by DBS  and HOT to amend the administrative directive, the Ministry of Communications announced the cancellation of the directive. DBS is reviewing the implications of this announcement..

Section 5.17.13 – Offering of service packages

In October 2012, the Antitrust Authority informed DBS that in its opinion, cooperation between DBS and the company which markets the joint service bundle, constitutes cooperation between (potential) competitors in this area of competition (this, subsequent to a ruling by the Supreme Court, see Section 2.16.8 C), which might be construed as a restrictive agreement and requires approval under the Antitrust law (even if it complies with the conditions of the broadcasting license), and that the Commissioner does not intend to grant an exemption from the need for approval of the arrangement.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

DBS believes that in view of the Antitrust Commissioner's aforementioned position, it might also be limited regarding cooperation with other entities, insofar as they are deemed potential competitors in the broadcasting sector.

Section 5.18.5 – Agreement with the Company and with Bezeq International

In September 2012, agreements were approved to defer some of the payments which DBS owes the Company and Bezeq International by virtue of previous debt arrangements between DBS and these companies (in amounts of NIS 27 million and NIS 6 million respectively). The arrangements were approved as a transaction in which the Company's controlling shareholder has a personal interest - for details see the transaction report and notice of the convening of a special general meeting dated August 2, 2012 (concerning Transactions A and B in the said report), which are presented here by way of referral.

Section 5.20 - Legal proceedings

Section 5.20.1.A - On March 13, 2012, DBS submitted its response to the Attorney General's position, and on March 15, 2012, the applicant submitted his response to the Attorney General's position. At a hearing held on April 4, 2012, the court suggested that the parties retract their request to approve the settlement and that the applicant and his attorney should withdraw the application for certification. The parties were requested to submit their positions by April 19, 2012.On April 22, 2012, following a joint application by the parties, and in view of the difficulties encountered in the application for certification, the court approved the applicant's abandonment of the application, without ordering expenses.

November 7, 2012
Date	"Bezeq" - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Avi Gabbay, Chief Executive Officer